UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MERITAGE HOMES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

59001A102

(CUSIP Number of Class of Securities)

 (Underlying Common Stock)

Larry W. Seay

Executive Vice President and Chief Financial Officer

Meritage Homes Corporation

17851 North 85th Street, Suite 300

Scottsdale, Arizona  85255

(480) 515-8100

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jeffrey E. Beck

Snell & Wilmer L.L.P.

One Arizona Center

400 East Van Buren Street

Phoenix, Arizona  85004

(602) 382-6000

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$997,500	$31.00**

*                 Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 665,000 shares of Common Stock, par value $0.01, of Meritage Homes Corporation will be repurchased pursuant to this offer for an aggregate of $997,500 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 5 for fiscal 2007, equals $30.70 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

**          Previously paid.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 28, 2007, relating to our offer to repurchase eligible options (as set forth in the Offer to Repurchase attached to the Schedule TO as Exhibit (a)(1)) held by eligible employees for a cash payment equal to $1.50 per option. Except as supplemented hereby, all terms of the Schedule TO and the Offer to Repurchase and all disclosure set forth in the Schedule TO and Exhibits thereto remain unchanged.

Item 4.    Terms of the Transaction.

The Offer to Repurchase expired at 11:59 p.m. Eastern Time on October 29, 2007. Pursuant to the Offer to Repurchase, Meritage Homes Corporation has accepted for repurchase options to purchase an aggregate of 665,000 shares of Meritage Homes Corporation Common Stock. Each eligible employee who validly tendered eligible options pursuant to the Offer to Repurchase will receive a cash payment equal to $1.50 per option. The Company will make such cash payments, in the aggregate amount of $ 997,500, on the first Company payroll date after October 29, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2007

MERITAGE HOMES CORPORATION

By:	/s/ Larry W. Seay
Larry W. Seay
Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

(a)(1)       Offer to Repurchase, dated October 1, 2007.*

(a)(2)       Form of Introductory Letter and accompanying Letter of Transmittal.*

(a)(3)       Form of e-mail to Eligible Optionholders Announcing Offer.*

(a)(4)       Form of Election Withdrawal Notice.*

(a)(5)       Form of Reminder Notice of Expiration of Offer.*

(a)(6)       The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 (incorporated herein by reference).

(a)(7)       The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007 (incorporated herein by reference).

(a)(8)       The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2007 (incorporated herein by reference).

(a)(9)       The Company’s current Report on Form 8-K, filed with the Securities and Exchange Commission on August 21, 2007 (incorporated herein by reference).

(a)(10)     The Company’s current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2007 (incorporated herein by reference).

(a)(11)     The Company’s definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Stockholders (incorporated herein by reference).

(a)(12)     A description of the Company’s Common Stock included in the Company’s Registration Statement on Form 8-A filed on July 7, 1988 (incorporated herein by reference).

(b)           Not applicable.

(d)(1)      Amended and Restated Bylaws of Meritage Homes Corporation (incorporated herein by reference) from Exhibit 3.1 of Form 8-K dated August 21, 2007.

(g)                                 Not applicable.

(h)                                 Not applicable.

*Previously filed.

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